Liquidnet, Inc.'s Exemption Report

Liquidnet, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1.) The Company claimed exemptions from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

2.) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) during the period January 1, 2020 through December 31, 2020 without exception.

Angela Min
Liquidnet, Inc.

I, Angela Min, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Angela Min

Title: FINOP

February 26, 2021